Exhibit 99.6

Consent OF ROBERT J. HOCHBERG

As required by Rule 438 under the Securities Act of 1933, as amended, the undersigned hereby consents to being named as a Director Nominee in the Registration Statement on Form S-1 of CF Finance Acquisition Corp. III (the “Company”), originally filed on October 7, 2020, and any and all amendments thereto, registering securities for issuance in the Company’s initial public offering.

Dated: November 10, 2020

/s/ Robert J. Hochberg
Robert J. Hochberg